Kaixin Auto Holdings

August 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings
Registration Statement on Form F-3
File No. 333-272954

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kaixin Auto Holdings hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, so that it will become effective at 4:00 p.m. ET on August 22, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:          Yu Wang, Esq.

King & Wood Mallesons